Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Stryve Foods, Inc. on Form S-1 Amendment No.1, of our report dated March 31, 2022 with respect to our audits of the consolidated financial statements of Stryve Foods, Inc. as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus. Our report on the consolidated financial statements refers to a change in the method of accounting for leases in 2021 due to the adoption of the Accounting Standards update (“ASU”) No. 2016-02, Leases (Topic 842), as amended, effective January 1, 2021, using the modified retrospective approach.

/s/ Marcum llp

Marcum llp

New York

August 23, 2022